CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	September 27, 2026	December 28, 2025
Current assets:
Cash and cash equivalents	$249,908	$284,458
Trade accounts receivable (note 5)	1,004,899	955,670
Income taxes receivable	3,094	—
Inventories (note 6)	2,068,292	2,370,165
Prepaid expenses, deposits and other current assets	215,628	140,271
Assets held for sale - other	46,712	—
Assets held for sale - discontinued operations (note 13)	769,499	959,313
Total current assets	4,358,032	4,709,877
Non-current assets:
Property, plant and equipment	1,308,420	1,467,719
Right-of-use assets	222,187	234,752
Intangible assets	2,983,727	3,021,414
Goodwill	857,264	868,848
Deferred income taxes	35,462	22,952
Other non-current assets	88,676	139,675
Total non-current assets	5,495,736	5,755,360
Total assets	$9,853,768	$10,465,237
Current liabilities:
Accounts payable and accrued liabilities	$1,156,257	$1,264,210
Income taxes payable	—	80,764
Current portion of lease obligations (note 9(d))	55,422	59,759
Current portion of long-term debt (note 7)	390,593	450,000
Liabilities held for sale - discontinued operations (note 13)	278,943	380,923
Total current liabilities	1,881,215	2,235,656
Non-current liabilities:
Long-term debt (note 7)	3,590,220	3,863,680
Lease obligations (note 9(d))	253,605	254,742
Long-term income taxes payable	27,415	—
Deferred income taxes	367,213	401,097
Employee benefit obligations	103,621	118,409
Other non-current liabilities	37,069	29,432
Total non-current liabilities	4,379,143	4,667,360
Total liabilities	6,260,358	6,903,016
Equity:
Share capital	2,314,988	2,299,475
Contributed surplus	82,521	112,775
Retained earnings	1,114,483	1,170,259
Accumulated other comprehensive income (loss) (note 11)	81,418	(20,288)
Total equity attributable to shareholders of the Company	3,593,410	3,562,221
Total liabilities and equity	$9,853,768	$10,465,237
See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q3 2026 49

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended		Nine months ended
	September 27, 2026	September 28, 2025	September 27, 2026	September 28, 2025
Net sales (note 16)	$1,466,649	$910,567	$4,215,067	$2,540,743
Cost of sales (note 9(e)(f))	841,697	603,970	2,851,999	1,722,834
Gross profit	624,952	306,597	1,363,068	817,909
Selling, general and administrative expenses (note 9(e))	239,695	95,260	652,189	264,320
Restructuring and acquisition-related costs (note 8)	31,596	19,232	182,596	32,344
Operating income	353,661	192,105	528,283	521,245
Financial expenses, net (note 9(b))	61,138	43,708	197,157	105,564
Earnings before income taxes	292,523	148,397	331,126	415,681
Income tax expense	39,396	28,242	42,652	72,915
Net earnings from continuing operations	253,127	120,155	288,474	342,766
Earnings (loss) from discontinued operations, net of tax (note 13)	6,243	—	(144,848)	—
Net earnings	$259,370	$120,155	$143,626	$342,766

Other comprehensive income (loss), net of related income taxes (note 11):
Cash flow hedges	$19,329	$5,310	$78,731	$(23,536)
Actuarial loss on employee benefit obligations	1	—	(36)	—
Translation adjustments	14,331	—	22,975	—
	$33,661	$5,310	$101,670	$(23,536)
Comprehensive income	$293,031	$125,465	$245,296	$319,230
Earnings (loss) per share (note 12):
Basic earnings (loss) per share:
Continuing operations	$1.37	$0.81	$1.56	$2.28
Discontinued operations	0.03	—	(0.78)	—
Total	$1.40	$0.81	$0.78	$2.28
Diluted earnings (loss) per share:
Continuing operations	$1.37	$0.80	$1.56	$2.27
Discontinued operations	0.03	—	(0.78)	—
Total	$1.40	$0.80	$0.78	$2.27

See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q3 2026 50

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Nine months ended September 27, 2026 and September 28, 2025
(in thousands of shares or thousands of U.S. dollars) - unaudited

	Share capital		Contributed surplus	Retained earnings	Accumulated other comprehensive income (loss)	Total equity
	Number	Amount
Balance, December 28, 2025	185,152	$2,299,475	$112,775	$1,170,259	$(20,288)	$3,562,221
Share-based compensation	—	—	28,903	—	—	28,903
Shares issued under employee share purchase plan	27	1,571	—	—	—	1,571
Shares issued or distributed pursuant to vesting of restricted share units	1,147	28,064	(64,153)	—	—	(36,089)
Replacement awards (note 4)	—	—	2,640	—	—	2,640
Transaction costs on shares issued	—	(108)	—	—	—	(108)
Share repurchases for settlement of non-Treasury RSUs	(1,128)	(14,014)	—	(59,551)	—	(73,565)
Deferred compensation to be settled in non-Treasury RSUs	—	—	1,102	—	—	1,102
Dividends declared	—	—	1,254	(139,815)	—	(138,561)
Transactions with shareholders of the Company recognized directly in equity	46	15,513	(30,254)	(199,366)	—	(214,107)
Cash flow hedges (note 11)	—	—	—	—	78,731	78,731
Actuarial loss on employee benefit obligations	—	—	—	(36)	—	(36)
Translation adjustments (note 11)	—	—	—	—	22,975	22,975
Net earnings	—	—	—	143,626	—	143,626
Comprehensive income (note 11)	—	—	—	143,590	101,706	245,296
Balance, September 27, 2026	185,198	$2,314,988	$82,521	$1,114,483	$81,418	$3,593,410
Balance, December 29, 2024	152,411	$268,557	$69,920	$1,118,201	$(27)	$1,456,651
Share-based compensation	—	—	35,853	—	—	35,853
Shares issued under employee share purchase plan	27	1,351	—	—	—	1,351
Shares issued pursuant to exercise of stock options	283	11,676	(3,246)	—	—	8,430
Shares issued or distributed pursuant to vesting of restricted share units	581	13,367	(34,652)	—	—	(21,285)
Shares repurchased for cancellation (including share buyback taxes)	(3,750)	(7,004)	—	(178,890)	—	(185,894)
Share repurchases for settlement of non-Treasury RSUs	(501)	(882)	—	(24,875)	—	(25,757)
Deferred compensation to be settled in non-Treasury RSUs	—	—	1,540	—	—	1,540
Dividends declared	—	—	1,329	(103,372)	—	(102,043)
Transactions with shareholders of the Company recognized directly in equity	(3,360)	18,508	824	(307,137)	—	(287,805)
Cash flow hedges (note 11)	—	—	—	—	(23,536)	(23,536)
Net earnings	—	—	—	342,766	—	342,766
Comprehensive income (loss) (note 11)	—	—	—	342,766	(23,536)	319,230
Balance, September 28, 2025	149,051	$287,065	$70,744	$1,153,830	$(23,563)	$1,488,076
See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q3 2026 51

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended		Nine months ended
	September 27, 2026	September 28, 2025	September 27, 2026	September 28, 2025
Cash flows from operating activities:
Net earnings	$259,370	$120,155	$143,626	$342,766
Adjustments for:
Depreciation and amortization (note 9(a))	56,440	37,134	179,007	105,072
Non-cash restructuring costs related to property, plant and equipment (PP&E), right-of-use assets, and computer software (note 8)	11,112	89	92,172	2,311
Impairment of assets held for sale (AHFS) - discontinued operations (note 13)	—	—	153,000	—
Loss on business dispositions (note 4)	184	—	12,799	—
Share-based compensation	7,711	17,604	29,055	35,978
Deferred income taxes	2,006	(2,451)	(34,751)	(1,194)
Other (note 14(a))	(14,836)	15,766	25,263	14,474
Changes in non-cash working capital balances (note 14(c))	310,681	35,644	100,459	(229,504)
Cash flows from operating activities	632,668	223,941	700,630	269,903

Cash flows used in investing activities:
Purchase of property, plant and equipment	(24,910)	(21,780)	(73,463)	(77,114)
Purchase of intangible assets	(2,149)	(2,402)	(5,032)	(4,771)
Business dispositions (note 4)	—	—	(21,945)	—
Proceeds from disposal of AHFS and other disposals of PP&E	65	682	109	895
Cash flows used in investing activities	(26,994)	(23,500)	(100,331)	(80,990)

Cash flows used in financing activities:
Net (decrease) increase in amounts drawn under revolving long-term bank credit facility	—	(80,000)	(240,000)	—
Net (decrease) increase in commercial paper borrowings	(104,588)	—	390,593	—
Proceeds from issuance of senior unsecured notes	—	—	—	486,280
Repayment of term loan	(300,000)	—	(300,000)	—
Repayment of notes	(150,000)	—	(150,000)	—
Repayment of delayed draw term loan	—	—	—	(300,000)
Other (note 14(d))	(71,410)	(93,685)	(337,312)	(361,829)
Cash flows used in financing activities	(625,998)	(173,685)	(636,719)	(175,549)

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	1,930	(139)	1,370	470
Increase (decrease) in cash and cash equivalents during the period	(18,394)	26,617	(35,050)	13,834
Cash and cash equivalents, beginning of period	278,302	86,016	294,958	98,799
Cash and cash equivalents, end of period	$259,908	$112,633	$259,908	$112,633
Balances in the condensed interim consolidated statements of financial position:
Cash and cash equivalents	$249,908	$112,633	$249,908	$112,633
Cash and cash equivalents in current assets held for sale	10,000	—	10,000	—
Cash and cash equivalents, end of period	$259,908	$112,633	$259,908	$112,633

Cash paid during the period (included in cash flows from operating activities):
Interest	$83,234	$22,272	$215,961	$72,373
Income taxes, net of refunds	48,984	6,688	99,608	20,542
Supplemental disclosure of cash flow information (note 14).
See accompanying notes to unaudited condensed interim consolidated financial statements.
The cash flows related to discontinued operations have not been segregated and remain included in the major classes of assets and liabilities. Accordingly, the Condensed Interim Consolidated Statements of Cash Flows include the results of continuing and discontinued operations.

QUARTERLY REPORT - Q3 2026 52

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the periods ended September 27, 2026
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:
Gildan Activewear Inc. (the "Company" or "Gildan") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, socks, and underwear. The Company’s fiscal year ends on the Sunday closest to December 31 of each year.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These unaudited condensed interim consolidated financial statements are as at and for the three and nine months ended September 27, 2026 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

2. BASIS OF PREPARATION:
(a) Statement of compliance:
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s fiscal 2025 audited consolidated financial statements. The Company applied the same accounting policies in the preparation of these unaudited condensed interim consolidated financial statements as those disclosed in note 3 of its most recent annual consolidated financial statements, except for the adoption of new or amended accounting standards effective as of December 29, 2025 as described below in note 2(e).

These unaudited condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on November 4, 2026.

(b) Seasonality of the business:
The Company’s net sales are subject to seasonal variations. Net sales have historically been higher during the second and third quarters of the fiscal year.

(c) Operating segments:
The Company manages its business on the basis of one reportable operating segment.

(d) Discontinued Operations:
On December 1, 2025, when the Company purchased HanesBrands Inc ("Hanes"), the Company considered Champion Japan and HanesBrands Australia (“HAA”) to be component businesses acquired with a view to be resold. Immediately following the acquisition, management had taken steps to formalize its decision about HAA with the Board of Directors, engage financial advisors, identify potential buyers and commence a sale process.

As a result, the net assets of Champion Japan and HAA acquired were classified as held for sale and measured at their fair value less cost to sell as of the date of the Hanes acquisition. Champion Japan and HAA were classified as discontinued operations in these condensed interim consolidated financial statements. Unless otherwise noted, discussion within the notes to the condensed interim consolidated financial statements relates to continuing operations. See note 13 “Businesses held for sale and discontinued operations”.

QUARTERLY REPORT - Q3 2026 53

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
2. BASIS OF PREPARATION (continued):

(d) Discontinued Operations (continued):
On June 15, 2026, the Company completed the sale of Champion Japan. Refer to note 4 of these interim condensed consolidated financial statements for additional information.

On July 29, 2026, the Company entered into a definitive agreement to divest HAA for approximately $700 million Australian dollars (or approximately $490 million), subject to customary working capital and net debt adjustments at the time of closing. The transaction closed on October 26, 2026, following receipt of required regulatory approvals and satisfaction of customary closing conditions. Refer to note 13 of these condensed interim consolidated financial statements for additional information.

(e) Initial application of new accounting standards and interpretations in the reporting period:
On December 29, 2025, the Company adopted the following new or amended accounting standards:
IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”)
In May 2024, IASB issued limited amendments to IFRS 9 and IFRS 7. These amendments provide clarity on the timing of recognition and derecognition of financial assets and liabilities, the assessment of contractual cash flow characteristics, and the resulting classification and disclosure of financial assets with environmental, social, and governance-linked or other contingent features. Additionally, the amendments clarify that a financial liability is derecognized on the settlement date, with the accounting policy choice to derecognize a financial liability settled using an electronic payment system before the settlement date, provided specific conditions are met. Additional disclosures are required for financial instruments with contingent features and investments in equity instruments designated at fair value through other comprehensive income with these amendments. These amendments are effective for annual reporting periods beginning on or after January 1, 2026. The adoption of these standards, at the beginning of this interim period, was applied prospectively, in accordance with the respective transition provisions. The prospective application means that the new requirements are applied only to transactions, events, or balances occurring after the date of initial application, with no restatement of prior periods. The adoption of these standards did not have an impact on the Company’s condensed interim consolidated financial statements. As a result, there were no adjustments to the opening balances of assets, liabilities, or equity as at the date of initial application.

QUARTERLY REPORT - Q3 2026 54

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:
IFRS 18 Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18, which replaces IAS 1 - Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of income, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of income into one of five categories: operating, investing, financing, income taxes and discontinued operations, where the first three are new. The standard also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and it also includes new requirements for aggregation and disaggregation of financial information based on the identified roles of the primary financial statements and the notes.

In addition, narrow scope amendments have been made to IAS 7 - Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘net income’ to ‘operating profit’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards. IFRS 18, and the amendments to the other standards, are effective for reporting periods beginning on or after January, 1 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively. The Company is currently working to identify all impacts that the amendments will have on the primary consolidated financial statements and notes to the consolidated financial statements and will reclassify items on the consolidated statements of earnings into operating, investing and financing categories and will review its aggregation and disaggregation presentation. Certain reclassifications and expected impacts on the Company’s consolidated financial statements identified to date are as follows:

•Within the “Financial expenses, net” line of the consolidated statement of earnings:
–Expense charges related to the sale of receivables program and miscellaneous bank fees recorded in “Bank and other charges” will be classified in the operating category within the consolidated statements of earnings. All other bank fees related to debt facilities will be classified in the financing category.
–“Foreign exchange (gain) loss” related to operating items will be classified in the operating category within the consolidated statements of earnings.
–“Interest expense on financial liabilities recorded at amortized cost”, “Interest accretion on discounted lease obligations” and “Interest accretion on discounted provisions” will be classified in the financing activities within the consolidated statement of earnings.
–Interest income recorded within “Financial expenses, net” will generally be classified in the investing category within the consolidated statements of earnings.

•Interest received and interest paid will be classified in the investing activities and financing activities, respectively, on the consolidated statement of cash flows.

•New disclosure will be added: (a) management-defined performance measures; (b) specified expense by nature for expenses that are presented by function in the operating category of the consolidated statement of earnings; and (c) a reconciliation for each line item in the consolidated statement of earnings between the restated amounts presented by applying IFRS 18 and the amounts previously presented under IAS 1.

QUARTERLY REPORT - Q3 2026 55

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. BUSINESS ACQUISITIONS/DISPOSITIONS:
Champion Japan
On June 15, 2026, the Company completed the sale of Champion Japan, a business acquired on December 1, 2025 as part of the Hanes acquisition. The disposed business comprised current assets, including trade accounts receivable, inventories, and other current assets; non-current assets, including property, plant and equipment, right-of-use assets, and other non-current assets; and current and non-current liabilities, including accounts payable and accrued liabilities, lease obligations, employee benefit obligations, and other non-current liabilities.

The aggregate carrying value of the net assets disposed of was $12.8 million (including cash of $21.9 million). As no proceeds were received from the disposition, the full carrying value of the net assets disposed of $12.8 million was recognized as a loss on disposal within discontinued operations in the condensed interim consolidated statements of earnings for the nine months ended September 27, 2026.

Hanes
On December 1, 2025, the Company acquired 100% of the common shares of Hanes for a total purchase price of $2.3 billion. These condensed interim consolidated financial statements include the results of Hanes as a consolidated subsidiary from December 1, 2025. Hanes is a global apparel company recognized for producing everyday clothing that emphasizes comfort, quality, and value. Its portfolio includes several iconic brands such as Hanes, the leading basic apparel brand in the U.S. The acquisition will allow the Company to expand scale and enhance its competitive position in the basic apparel market.

The Company accounted for this acquisition using the acquisition method in accordance with IFRS 3, Business Combinations. The Company determined the fair value of the assets acquired and liabilities assumed based on management's preliminary best estimate of their fair values and taking into account all relevant information available at that time. The Company has not yet finalized the assessment of the estimated fair value of assets acquired and liabilities assumed, which the Company expects to finalize by the one year anniversary of the acquisition date, at the latest. Goodwill is attributable primarily to the Hanes assembled workforce, business processes and the synergies expected to be achieved from integrating Hanes into the Company’s existing business, which were not recorded separately since they did not meet the recognition criteria for identifiable intangible assets. Goodwill recorded in connection with this acquisition is not deductible for tax purposes.

QUARTERLY REPORT - Q3 2026 56

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
4. BUSINESS ACQUISITIONS/DISPOSITIONS (continued):

Hanes (continued):

The following table summarizes the provisional amounts recognized for the assets acquired and liabilities assumed at the date of acquisition:

	December 28, 2025	Measurement‑period adjustment(1)	September 27, 2026
Assets acquired:
Trade accounts receivable	$316,008	$—	$316,008
Income taxes receivable	18,303	—	18,303
Inventories	1,131,093	—	1,131,093
Prepaid expenses, deposits and other current assets	59,421	—	59,421
Assets held for sale	941,203	16,405	957,608
Property, plant and equipment	310,969	(13,535)	297,434
Right-of-use assets	138,471	—	138,471
Other non-current assets	59,924	—	59,924
Deferred income taxes	2,517	683	3,200
Intangible assets	2,780,494	1,171	2,781,665
	$5,758,403	$4,724	$5,763,127

Liabilities assumed:
Accounts payable and accrued liabilities	$612,644	$9,469	$622,113
Income taxes payable	60,667	(3,752)	56,915
Current portion of lease obligations	31,422	(1,705)	29,717
Current portion of long-term debt	136,047	—	136,047
Liabilities held for sale	372,520	(5,617)	366,903
Lease obligations	168,191	(2,868)	165,323
Long-term debt	2,334,759	—	2,334,759
Employee benefit obligations	76,461	—	76,461
Other non-current liabilities	16,679	—	16,679
Deferred income taxes	379,154	(5,027)	374,127
	$4,188,544	$(9,500)	$4,179,044

Goodwill	597,171	(11,584)	585,587
Net assets acquired at fair value	$2,167,030	$2,640	$2,169,670

Cash consideration paid at closing, net of cash acquired	$122,717	$—	$122,717
Issuance of common stock	2,014,571	—	2,014,571
Equity Awards	29,742	2,640	32,382
	$2,167,030	$2,640	$2,169,670
(1)The adjustments presented above relate to measurement period adjustments to the preliminary purchase price allocation (PPA) for the Hanes acquisition. These adjustments were made during the measurement period as permitted under IFRS 3, Business Combinations, and reflect new information obtained about facts and circumstances that existed as of the acquisition date, or corrections which are not material. The measurement period allows for the refinement of provisional amounts recognized at the acquisition date and does not exceed one year from the acquisition date. The measurement period adjustments were made during the nine month period ended September 27, 2026, and the impact on the 2025 financial statements from retrospectively applying these adjustments to the consolidated statement of earnings is not material.

QUARTERLY REPORT - Q3 2026 57

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5. TRADE ACCOUNTS RECEIVABLE:

	September 27, 2026	December 28, 2025
Trade accounts receivable	$1,023,380	$966,762
Allowance for expected credit losses	(18,481)	(11,092)
	$1,004,899	$955,670

As at September 27, 2026, trade accounts receivable being serviced under two receivables purchase agreements amounted to $875.9 million (December 28, 2025 - $777.0 million). The receivables purchase agreements allow for the sale of a maximum of $975 million and $150 million, respectively, of accounts receivables at any point in time. The first agreement expires on June 15, 2027, subject to annual extensions, and the other agreement does not have a specified expiry date and may be terminated by either party with 90 days’ prior written notice. The Company retains servicing responsibilities, including collection, for these trade receivables sold. The difference between the carrying amount of the receivables sold under the agreements and the cash received at the time of transfer was $9.9 million and $26.9 million (2025 - $4.9 million and $12.3 million) for the three and nine months ended September 27, 2026, respectively, and was recorded in bank and other financial charges.

The movement in the allowance for expected credit losses in respect of trade accounts receivable was as follows:

	Three months ended		Nine months ended
	September 27, 2026	September 28, 2025	September 27, 2026	September 28, 2025
Allowance for expected credit losses, beginning of period	$(12,369)	$(13,398)	$(11,092)	$(11,061)
Impairment of trade accounts receivable	(6,114)	(805)	(6,742)	(3,342)
Other adjustments including write offs and recoveries	2	1,999	(647)	2,199
Allowance for expected credit losses, end of period	$(18,481)	$(12,204)	$(18,481)	$(12,204)

6. INVENTORIES:

	September 27, 2026	December 28, 2025
Raw materials and spare parts inventories	$227,680	$253,219
Work in progress	135,040	145,395
Finished goods	1,705,572	1,971,551
	$2,068,292	$2,370,165

QUARTERLY REPORT - Q3 2026 58

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. LONG-TERM DEBT:

	Effective interest rate(1)	Principal amount		Maturity date
		September 27, 2026	December 28, 2025
Non-current portion of long-term debt
Revolving long-term bank credit facility, interest at variable U.S. interest rate(2)(3)	5.2%	$—	$240,000	Mar 2031
Senior unsecured Canadian notes, Series 1, interest at fixed rate of 4.36%, payable semi-annually	5.5%	353,650	365,600	Nov 2029
Senior unsecured Canadian notes, Series 2, interest at fixed rate of 4.71%, payable semi-annually	5.8%	141,460	146,240	Nov 2031
Senior unsecured Canadian notes, Series 3, interest at CORRA plus 1.26%, payable quarterly	5.1%	106,095	109,680	Mar 2028
Senior unsecured Canadian notes, Series 4, interest at fixed rate of 3.630%, payable semi-annually	5.3%	141,460	146,240	Mar 2028
Senior unsecured Canadian notes, Series 5, interest at fixed rate of 4.149%, payable semi-annually	5.6%	247,555	255,920	Nov 2030
Senior unsecured U.S., Series 1, interest at fixed rate of 4.70%, payable semi-annually	4.7%	600,000	600,000	Oct 2030
Senior unsecured U.S., Series 2, interest at fixed rate of 5.40%, payable semi-annually	5.4%	600,000	600,000	Oct 2035
Term loan, interest at variable U.S. interest rate, payable monthly(5)	5.2%	300,000	300,000	Aug 2029
Term loan, interest at variable U.S. interest rate, payable monthly(5)	5.3%	600,000	600,000	Dec 2028
Term loan, interest at variable U.S. interest rate, payable monthly(5)(6)	5.2%	500,000	500,000	Dec 2027
		$3,590,220	$3,863,680
Current portion of long-term debt
U.S. commercial paper program(7)	4.3%	$390,593	$—	Varies(6)
Notes payable, interest at fixed rate of 2.91%, payable semi-annually(8)	2.9%	—	100,000	Aug 2026
Notes payable, interest at Adjusted SOFR plus a spread of 1.57%, payable quarterly(8)(9)	2.9%	—	50,000	Aug 2026
Term loan, interest at variable U.S. interest rate, payable monthly(2)(4)	4.8%	—	300,000	Jun 2026
		$390,593	$450,000
Long-term debt (including current portion)		$3,980,813	$4,313,680
(1)Represents the annualized effective interest rate for the nine months ended September 27, 2026, including the impact of interest rate swaps and cross currency interest rate swaps, where applicable.
(2)Secured Overnight Financing Rate (SOFR) advances plus a spread ranging from 1% to 3%.
(3)The Company’s committed unsecured revolving long-term bank credit facility of $1.6 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the adjusted Term SOFR is a function of the Company's credit rating (as defined in the credit facility agreement and its amendments). In addition, an amount of $27.4 million (December 28, 2025 - $30.7 million) has been committed against this facility to cover various letters of credit.
(4)The unsecured term loan is non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the term loan agreements and its amendments). The term loan was fully repaid on its maturity date of June 30, 2026, with funds from operating activities.
(5)The term loan facility can be prepaid in whole or in part at any time with no penalties. U.S. Base Rate Advances at U.S. Base rates or SOFR advances plus a spread ranging from 1% to 2% based on the Company's credit rating (as defined in the term loan agreements and its amendments).
(6)As a result of the closing of the sale of HAA, the Company repaid the $500 million term loan on October 30, 2026. Refer to note 13 of these condensed interim consolidated financial statements for additional information.
(7)The aggregate principal amount outstanding thereunder at any time is limited to $1.6 billion. The U.S. commercial paper program is supported by the Company’s committed unsecured revolving credit facility. The U.S. commercial paper notes are short-term notes with maturity of 397 days or less with an interest rate fixed at the time of issuance from time to time. The 4.3% effective interest rate represents the weighted-average interest rate on these borrowings.
(8)The unsecured notes issued to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement. The unsecured notes were fully repaid on their maturity date of August 25, 2026, with funds from operating activities.
(9)Adjusted SOFR rate is determined on the basis of floating rate notes that bear interest at a floating rate plus a spread of 1.57%.

QUARTERLY REPORT - Q3 2026 59

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
7. LONG-TERM DEBT (continued):

On March 20, 2026 the Company amended its unsecured revolving long-term bank credit facility to increase the aggregate revolving commitments from $1.2 billion to $1.6 billion, effective the same date.

On May 15, 2026, the Company established a commercial paper program in the United States on a private placement basis. The commercial paper program allows the Company to issue, at its discretion, unsecured commercial paper notes with maturities not exceeding 397 days. The aggregate principal amount of unsecured commercial paper notes outstanding at any given time thereunder cannot exceed $1.6 billion. The U.S. commercial paper program is supported by the Company’s committed unsecured revolving credit facility.

The Company presents issuances and repayments of commercial paper, all of which have a maturity of less than 60 days, in the Company's condensed interim consolidated statements of cash flows on a net basis.

Under the terms of the revolving facility and term loan facilities, the Company is required to comply with certain covenants, including maintenance of financial ratios. The Company was in compliance with all financial covenants as at September 27, 2026.

8. RESTRUCTURING AND ACQUISITION-RELATED COSTS:

	Three months ended		Nine months ended
	September 27, 2026	September 28, 2025	September 27, 2026	September 28, 2025
Employee termination and benefit costs	$2,610	$—	$41,649	$3,551
Exit, relocation and other costs	4,627	950	8,080	7,603
Net loss on disposal, and write-downs of property, plant and equipment, right-of-use assets and computer software related to exit activities	11,112	90	92,140	2,311
Acquisition-related transaction and integration costs	13,247	18,192	40,727	18,879
Restructuring and acquisition-related costs	$31,596	$19,232	$182,596	$32,344

Restructuring and acquisition-related costs for the nine months ended September 27, 2026 primarily reflect expenses associated with the integration of Hanes. These costs include $41.6 million for severance and other related charges (mainly for the closures of manufacturing facilities, including a hosiery manufacturing facility, two textile manufacturing facilities, and sewing facilities), $69.3 million for the write-off of equipment related to these facility closures, and $21.9 million comprising exit costs from terminating leases and an impairment charge on a distribution centre located in the U.S. The period also includes $6.5 million in transaction costs related to the HAA (which is classified as a discontinued operation) sale process. In addition, $30.2 million was incurred for other Hanes integration-related expenses (including consulting and IT costs), $3.2 million in additional transaction costs, and $7.4 million in other exit and relocation costs mainly associated with the above mentioned facility closures (including for the transfer of inventory). Unrelated to Hanes, there is approximately $2.5 million of other charges including costs relating to restructuring activities initiated in previous years.

Restructuring and acquisition-related costs for the nine months ended September 28, 2025 included $18.9 million of costs incurred in connection with the Hanes acquisition, $6.7 million of costs relating to the exit of third-party sewing contractor relationships in southern Haiti, $4.0 million for the closure of a U.S. yarn-spinning facility, and $2.7 million in other charges including costs relating to restructuring activities initiated in previous years. The $18.9 million in costs incurred in connection with the Hanes acquisition consisted of the following: $10.3 million in legal and regulatory fees, $7.0 million in investment banking fees, and $1.6 million in due diligence fees.

QUARTERLY REPORT - Q3 2026 60

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. OTHER INFORMATION:
(a) Depreciation and amortization:

	Three months ended		Nine months ended
	September 27, 2026	September 28, 2025	September 27, 2026	September 28, 2025
Depreciation of property, plant and equipment	$32,233	$29,162	$98,511	$86,952
Depreciation of right-of-use assets	11,876	3,808	35,678	11,578
Adjustment for the variation of depreciation included in inventories at the beginning and end of the period	(1,727)	997	1,796	(2,935)
Amortization of intangible assets, excluding computer software	11,652	1,923	35,224	5,770
Amortization of computer software	2,406	1,244	7,798	3,707
Depreciation and amortization included in net earnings	$56,440	$37,134	$179,007	$105,072

Included in property, plant and equipment as at September 27, 2026 is $41.4 million (December 28, 2025 - $47.1 million) of buildings and equipment not yet available for use in operations. Included in intangible assets as at September 27, 2026 is $7.2 million (December 28, 2025 - $5.6 million) of software not yet available for use in operations. Depreciation and amortization on these assets commence when the assets are available for use.

As at September 27, 2026, the Company has approximately $65.7 million in commitments to purchase property and equipment mainly related to manufacturing operations, between fiscal 2026 and fiscal 2028.

(b) Financial expenses, net:

	Three months ended		Nine months ended
	September 27, 2026	September 28, 2025	September 27, 2026	September 28, 2025
Interest expense on financial liabilities recorded at amortized cost	$52,206	$26,592	$158,667	$76,245
Bank and other financial charges	3,619	1,888	8,999	5,693
Discount on sales of accounts receivables under receivable purchase agreements	9,857	4,904	26,887	12,296
Bridge facility commitment fees	—	9,275	—	9,275
Interest earned on tariff refunds (note 9(f))	(8,448)	—	(9,460)	—
Interest accretion on discounted lease obligations	3,829	1,334	11,593	4,026
Interest accretion on discounted provisions	(177)	124	76	368
Foreign exchange loss (gain)	252	(409)	395	(2,339)
Financial expenses, net	$61,138	$43,708	$197,157	$105,564

QUARTERLY REPORT - Q3 2026 61

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
9. OTHER INFORMATION (continued):
(c) Related party transaction:
The Company incurred expenses for aircraft and other services of $0.4 million (2025 - $0.2 million) and $1.1 million (2025 - $0.8 million), respectively, for the three and nine months ended September 27, 2026, with a company controlled by the President and Chief Executive Officer of the Company. The payments made are in accordance with the terms of the agreement established and agreed to by the related parties. As at September 27, 2026, the amount in accounts payable and accrued liabilities related to the airplane usage was $0.4 million (December 28, 2025 - $0.1 million).

As at September 27, 2026, the Company has a commitment of $0.2 million under this agreement, which relates to minimum usage fees for the remainder of fiscal 2026.

(d) Lease obligations:
The Company’s leases are primarily for manufacturing, sales, distribution, and administrative facilities.

The following table presents lease obligations recorded in the condensed interim consolidated statements of financial position:

	September 27, 2026	December 28, 2025
Current	$55,422	$59,759
Non-current	253,605	254,742
	$309,027	$314,501

The following table presents the future minimum lease payments under non-cancellable leases (including short-term leases) as at September 27, 2026:

September 27, 2026
Less than one year	$77,152
One to five years	180,013
More than five years	121,831
$378,996

For the three and nine months ended September 27, 2026, the total cash outflow for recognized lease obligations (including interest) was $17.1 million and $53.6 million (2025 - $7.1 million and $18.7 million), respectively, of which $13.2 million and $41.9 million (2025 - $5.8 million and $14.7 million), respectively, was included as part of cash outflows used in financing activities.

QUARTERLY REPORT - Q3 2026 62

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
9. OTHER INFORMATION (continued):

(e) Government assistance:
For the three and nine months ended September 27, 2026 the Company recognized $4.8 million and $15.3 million (2025 - $4.8 million and $13.3 million), respectively, in cost of sales relating to government assistance for production costs.

During the second quarter of fiscal 2024, the Government of Barbados enacted a jobs credit, in order to foster economic activity and employment in Barbados. For the three and nine months ended September 27, 2026, the Company recognized $5.0 million and $25.9 million (2025 - $12.2 million and $31.9 million), respectively, for the jobs credit, as a reduction of SG&A expenses in the condensed interim consolidated statements of earnings and comprehensive income.

During fiscal 2025, the Government of Barbados enacted the Economic Diversification and Growth Fund Bill (“EDGF”), in order to increase employment and economic growth in Barbados. In early 2026, the Company submitted an application to the EDGF as part of its Hanesbrands integration plan and received confirmation during the second quarter of fiscal 2026 that its application was accepted as submitted. For the three and nine months ended September 27, 2026, the Company recognized receivables from the EDGF of $6.2 million and $43.7 million, respectively, within prepaid expenses, deposits and other current assets in the condensed interim consolidated statements of financial position and as a reduction of SG&A expenses in the condensed interim consolidated statements of earnings and comprehensive income, of which $25.0 million relates to conditions met in fiscal 2025 and $18.7 million relates to fiscal 2026.

(f) Tariff refunds:
During the nine months ended September 27, 2026, the Company recognized approximately $211 million related to Phase I and II International Emergency Economic Powers Act ("IEEPA") tariff refunds under U.S. Customs and Border Protection's ("CBP") refund process, of which approximately $202 million was recorded as a reduction of cost of sales ($176.9 million during the three months ended September 27, 2026) and approximately $9 million as interest income ($8.4 million during the three months ended September 27, 2026).

With respect to IEEPA tariff refunds that fell outside the scope of the Phase I and Phase II CBP refund processes, the Company expects to recognize approximately $18 million as a reduction to cost of sales when the receipt of the amounts becomes virtually certain, which has not occurred as at September 27, 2026.

QUARTERLY REPORT - Q3 2026 63

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10. FAIR VALUE MEASUREMENT:
Financial instruments – carrying amounts and fair values:
The carrying amounts and fair values of financial assets and liabilities included in the unaudited condensed interim consolidated statements of financial position are as follows:

	September 27, 2026	December 28, 2025
Financial assets
Amortized cost:
Cash and cash equivalents	$249,908	$284,458
Trade accounts receivable	1,004,899	955,670
Financial assets included in prepaid expenses, deposits and other current assets	99,614	69,234
Long-term non-trade receivables included in other non-current assets	47,797	65,519
Fair value through other comprehensive income:
Derivative financial assets included in prepaid expenses, deposits and other current assets	46,677	3,493
Derivative financial assets included in other non-current assets	5,030	23,242
Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities(1)	$1,140,519	$1,251,927
Long-term debt - bearing interest at variable rates	1,896,688	2,099,680
Long-term debt - bearing interest at fixed rates(2)	2,084,125	2,214,000
Fair value through other comprehensive income:
Derivative financial liabilities included in accounts payable and accrued liabilities	15,738	12,283
Derivative financial liabilities included in other non-current liabilities	2,015	—
(1)Accounts payable and accrued liabilities include $72.8 million (December 28, 2025 - $78.1 million) under supply-chain financing arrangements (reverse factoring) with a financial institution, whereby receivables due from the Company to certain suppliers can be collected by the suppliers from a financial institution before their original due date. These balances are classified as accounts payable and accrued liabilities and the related payments as cash flows from operating activities, given the principal business purpose of the arrangement is to provide funding to the supplier and not the Company, the arrangement does not significantly extend the payment terms beyond the normal terms agreed with other suppliers, and no additional deferral or special guarantees to secure the payments are included in the arrangement. Accounts payable and accrued liabilities also include balances payable of $78.2 million (December 28, 2025 - $120.1 million) resulting mainly from a one-week timing difference between the collection of sold receivables and the weekly remittance to the bank counterparty under the receivables purchase agreement that is disclosed in note 5 to these unaudited condensed interim consolidated financial statements.
(2)The fair value of the long-term debt bearing interest at fixed rates was $2,068.8 million as at September 27, 2026 (December 28, 2025 - $2,229.6 million).

Short-term financial assets and liabilities
The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates or because the terms and conditions are comparable to current market terms and conditions for similar items.

QUARTERLY REPORT - Q3 2026 64

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
10. FAIR VALUE MEASUREMENT (continued):

Non-current assets and long-term debt bearing interest at variable rates
The fair values of the long-term non-trade receivables included in other non-current assets and the Company’s long-term debt bearing interest at variable rates also approximate their respective carrying amounts because the interest rates applied to measure their carrying amounts approximate current market interest rates.

Long-term debt bearing interest at fixed rates
The fair value of the long-term debt bearing interest at fixed rates is determined using the discounted future cash flows method and at discount rates based on yield to maturities for similar issuances. The fair value of the long-term debt bearing interest at fixed rates was measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of the long-term debt bearing interest at fixed rates, the Company takes into account its own credit risk and the credit risk of the counterparties.

Derivatives
Derivative financial instruments are designated as effective hedging instruments and consist of foreign exchange and commodity forward, option, and swap contracts, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the term loan and unsecured notes. The fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract’s value at maturity based on the rate set out in the contract and the contract’s value at maturity based on the rate that the counterparty would use if it were to renegotiate the same contract terms at the measurement date under current conditions. The fair value of the option contracts is measured using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including volatility estimates and option adjusted credit spreads. The fair value of the interest rate swaps is determined based on market data, by measuring the difference between the fixed contracted rate and the forward curve for the applicable floating interest rates.

The Company has also entered into derivative transactions to hedge its exposure to foreign currency exchange risk related to its Series 1, 2, 3 and 5 notes liability and interest expense denominated in Canadian dollars. These cross-currency swaps were designated at inception and are accounted for as cash flow hedges, and to the extent that the hedges are effective, the portion of the change in fair value of the swaps that is attributable to the hedged foreign‑currency risk is recognized in other comprehensive income. Amounts accumulated in OCI are reclassified to the statement of income as the hedged interest payments impact net earnings and as the revaluation of the principal on the notes affects profit or loss.

The Company also entered into derivative transactions to hedge its exposure to foreign currency exchange risk related to its Series 4 notes liability and fixed interest expense denominated in Canadian dollars. The cross-currency swap has been designated at inception and is accounted for as a fair value hedge of the changes in fair value arising from the changes in the risk-free interest rate and foreign currency exchange rate. The carrying amount of the Series 4 notes liability is adjusted for the fair value change attributable to the hedged risk with a corresponding entry in profit or loss. The fair value changes on the cross-currency swap are recognized in profit or loss within the same line item.

Derivative financial instruments were measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of derivative financial instruments the Company takes into account its own credit risk and the credit risk of the counterparties.

QUARTERLY REPORT - Q3 2026 65

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. OTHER COMPREHENSIVE INCOME (LOSS) (“OCI”):

	Three months ended		Nine months ended
	September 27, 2026	September 28, 2025	September 27, 2026	September 28, 2025
Net gain (loss) on derivatives designated as cash flow hedges:
Foreign currency risk	$2,020	$(17,516)	$(26,104)	$(3,963)
Commodity price risk	22,427	(8,514)	71,952	(16,685)
Interest rate risk	(63)	128	(1,434)	245

Income taxes	(2,276)	381	(3,836)	1,277

Amounts reclassified from OCI to inventory, related to commodity price risk	(2,216)	5,085	(2,295)	11,327

Amounts reclassified from OCI to net earnings, related to foreign currency risk, commodity price risk, and interest rate risk, and included in:
Net sales	(525)	2,785	(207)	2,310
Selling, general and administrative expenses	182	(60)	(204)	782
Financial expenses, net	(223)	23,107	41,005	(18,961)
Income taxes	3	(86)	(146)	132

Translation adjustments	14,331	—	22,975	—
Other comprehensive income (loss)	$33,660	$5,310	$101,706	$(23,536)

As at September 27, 2026, accumulated other comprehensive gains of $81.4 million consisted of net deferred gains from translation adjustments of $39.8 million, net deferred gains on commodity forward, option, and swap contracts of $43.9 million, net deferred gain on cross currency interest rate swap contracts of $2.7 million, partially offset by net deferred loss on forward foreign exchange contracts of $2.4 million, and net deferred tax payable of $2.6 million. Approximately $28.1 million of net gains presented in accumulated other comprehensive income are expected to be reclassified to inventory or net earnings within the next twelve months.

QUARTERLY REPORT - Q3 2026 66

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12. EARNINGS (LOSS) PER SHARE:
Reconciliation between basic and diluted earnings per share is as follows:

	Three months ended		Nine months ended
	September 27, 2026	September 28, 2025	September 27, 2026	September 28, 2025
Net earnings (loss)
Continuing operations	$253,127	$120,155	$288,474	$342,766
Discontinued operations	6,243	—	(144,848)	—
Total	$259,370	$120,155	$143,626	$342,766
Basic earnings (loss) per share:
Continuing operations	$1.37	$0.81	$1.56	$2.28
Discontinued operations	0.03	—	(0.78)	—
Total	$1.40	$0.81	$0.78	$2.28
Diluted earnings (loss) per share:
Continuing operations	$1.37	$0.80	$1.56	$2.27
Discontinued operations	0.03	—	(0.78)	—
Total	$1.40	$0.80	$0.78	$2.27
Basic weighted average number of common shares outstanding	185,190	149,230	185,169	150,622
Plus dilutive impact of stock options, Treasury RSUs, and common shares held in trust	33	53	34	73
Diluted weighted average number of common shares outstanding	185,223	149,283	185,203	150,695

Excluded from the above calculation for the three and nine months ended September 27, 2026 are 1.6 million Treasury RSUs (2025 - 1.7 million), which are considered contingently issuable shares for which performance conditions have not been met as at September 27, 2026.

Excluded from the above calculation for the three and nine months ended September 27, 2026 are nil Treasury RSUs which were deemed to be anti-dilutive.

QUARTERLY REPORT - Q3 2026 67

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. BUSINESSES HELD FOR SALE AND DISCONTINUED OPERATIONS:
In December 2024, Hanes finalized plans to exit the Champion Japan business, and therefore the assets and liabilities of Champion Japan were recorded as held for sale. On June 15, 2026, the Company completed the sale of Champion Japan. Refer to note 4 of these condensed interim consolidated financial statements for additional information. As described in note 2(d), the assets and liabilities of HAA are reported as held for sale, and HAA's and Champion Japan's results of operations are classified as discontinued operations.

For the three and nine months ended September 27, 2026, the Company recorded an impairment loss of nil and $153.0 million, respectively, on the assets held for sale of HAA to write them down to their estimated fair value less costs to sell. The impairment reflected a decline in the estimated recoverable amount due to unfavourable recent market conditions within Australia. Subsequent to quarter end, on October 26, 2026, the Company completed the sale of HAA for cash proceeds of approximately $700 million Australian dollars (or approximately $490 million). The transaction remains subject to customary post-closing working capital and net debt adjustments.

Assets and liabilities of businesses classified as held for sale in the condensed interim consolidated statements of financial position consist of the following:

	September 27, 2026	December 28, 2025

Assets held for sale - HAA	$769,499	$906,236
Assets held for sale - Champion Japan	—	53,077
	$769,499	$959,313

Liabilities held for sale - HAA	$278,943	$309,262
Liabilities held for sale - Champion Japan	—	71,661
	$278,943	$380,923

The key components of the operating results of the discontinued operations are as follows:

	Three months ended		Nine months ended
	September 27, 2026	September 28, 2025	September 27, 2026	September 28, 2025

Net sales	$157,237	$—	$547,576	$—
Cost of sales	65,953	—	264,465	—
Gross profit	91,284	—	283,111	—
Selling, general and administrative expenses	62,854	—	210,612	—
Operating income	28,430	—	72,499	—
Other expenses	14,000	—	14,208	—
Financial expenses, net	9,617	—	32,106	—
Earnings from operating activities, before income taxes	4,813	—	26,185	—
Income tax (recovery) expense	(1,614)	—	5,234	—
Earnings from operating activities, net of tax	6,427	—	20,951	—
Impairment of HAA	—		153,000	—
Loss on sale of Champion Japan (note 4)	184	—	12,799	—
Earnings (loss) from discontinued operations, net of tax	$6,243	$—	$(144,848)	$—

QUARTERLY REPORT - Q3 2026 68

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. SUPPLEMENTAL CASH FLOW DISCLOSURE:
(a) Adjustments to reconcile net earnings to cash flows from operating activities - other items:

	Three months ended		Nine months ended
	September 27, 2026	September 28, 2025	September 27, 2026	September 28, 2025
Unrealized net loss on foreign exchange and financial derivatives	$2,446	$964	$9,157	$2,685
Timing differences between settlement of financial derivatives and transfer of deferred gains or losses in accumulated OCI to inventory and net earnings	3,745	4,730	22,067	(981)
Bridge facility commitment fees	—	9,275	—	9,275
Loss (gain) on disposal of PP&E, intangible assets, and right-of-use assets	(8,015)	4,343	(7,170)	4,160
Other non-current assets	1,061	(7,184)	15,079	(2,456)
Other non-current liabilities	(14,073)	3,638	(13,870)	1,791
	$(14,836)	$15,766	$25,263	$14,474
(b) Variations in non-cash transactions:

	Three months ended		Nine months ended
	September 27, 2026	September 28, 2025	September 27, 2026	September 28, 2025
Net additions to property, plant and equipment and intangible assets included in accounts payable and accrued liabilities	$(836)	$1,509	$661	$1,855
Proceeds on disposal of property, plant and equipment and computer software included in other current assets	—	(10)	(455)	(10)
Amounts payable relating to taxes on share repurchases included in accounts payable and accrued liabilities	—	860	—	3,336
Additions to right-of-use assets included in lease obligations	6,330	5,136	60,083	14,166
Shares repurchased for cancellation included in accounts payable and accrued liabilities	—	(1,470)	—	(937)
Non-cash ascribed value credited to share capital from shares issued or distributed pursuant to vesting of restricted share units and exercise of stock options	121	199	28,064	16,613
Deferred compensation credited to contributed surplus	—	—	(1,102)	(1,540)
Non-cash ascribed value credited to contributed surplus for dividends attributed to restricted share units	416	445	1,254	1,329
Withholding taxes payable pursuant to the settlement of non-Treasury RSUs	—	—	(17,326)	—

QUARTERLY REPORT - Q3 2026 69

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
14. SUPPLEMENTAL CASH FLOW DISCLOSURE (continued):
(c) Changes in working capital balances:

	Three months ended		Nine months ended
	September 27, 2026	September 28, 2025	September 27, 2026	September 28, 2025
Trade accounts receivable	$77,736	$(17,084)	$(28,045)	$(177,354)
Income taxes	4,071	17,411	(44,382)	22,264
Inventories	94,367	(33,435)	342,646	(134,461)
Prepaid expenses, deposits and other current assets	18,588	(16,841)	(28,292)	(40,043)
Accounts payable and accrued liabilities	115,919	85,593	(141,468)	100,090
	$310,681	$35,644	$100,459	$(229,504)

(d) Cash flows used in financing activities - other items:

	Three months ended		Nine months ended
	September 27, 2026	September 28, 2025	September 27, 2026	September 28, 2025
Proceeds from the issuance of shares	$495	$438	$1,418	$9,656
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	(1,440)	—	(53,415)	(21,285)
Dividends paid	(46,175)	(33,586)	(138,561)	(102,043)
Repurchase and cancellation of shares	—	(45,477)	—	(183,495)
Payment of lease obligations	(23,437)	(5,785)	(71,564)	(14,720)
Share repurchases for settlement of non-Treasury RSUs	(853)	—	(73,565)	(25,757)
Payment of tax on shares repurchased for cancellation under normal course issuer bid program	—	—	(3,330)	(14,910)
Transaction costs on equity issuance	—	—	(108)	—
Deferred financing costs	—	—	1,813	—
Bridge facility commitment fees	—	(9,275)	—	(9,275)
	$(71,410)	$(93,685)	$(337,312)	$(361,829)

QUARTERLY REPORT - Q3 2026 70

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

15. CONTINGENT LIABILITIES:
Claims and litigation
Securities Class Actions
On July 7, 2026, a putative securities class action lawsuit (Dabbous v. Gildan Activewear Inc. et al. (No. 500-06-000049-268)) was filed in the Superior Court of Québec against the Company and certain of its current directors and officers. The application seeks authorization to institute a class action and leave to assert claims under the secondary market civil liability provisions of the Securities Act (Québec), together with claims under the Civil Code of Québec, on behalf of a purported class of persons who purchased Gildan securities between July 31, 2025, and June 15, 2026, and who held some or all of those securities as of June 16, 2026. The application generally alleges that the defendants made false or misleading statements, omitted material facts, and failed to make timely disclosure of a material change regarding the Company’s financial position, growth, product demand, and the quality and sources of its revenue, based on allegations in a report released on June 16, 2026 (the “June 2026 Short Report”), by an investment firm that indicated that it held a short position in the Company’s stock and which has made numerous allegations about the Company.

On July 13, 2026 and August 4, 2026, two putative securities class action lawsuits (Hopkins v. Gildan Activewear Inc. et al. (Index No. 158748/2026) and Gambino v. Gildan Activewear Inc. et al. (Index No. 159781/2026)) were filed in the New York County Supreme Court of the State of New York against the Company and certain of its current and former officers and directors, among others. These lawsuits assert claims under Sections 11, 12(a)(2), and 15 of the U.S. Securities Act of 1933 on behalf of former HanesBrands shareholders who received Gildan shares in the December 1, 2025 acquisition of HanesBrands. The complaints generally allege that the HanesBrands acquisition offering materials contained materially false and misleading statements regarding Gildan’s sales and revenue recognition practices, projected growth, and related risks, based on allegations in the June 2026 Short Report.

On October 15, 2026, a putative securities class action lawsuit was filed in the U.S. District Court for the Northern District of New York (Cortez v. Gildan Activewear Inc. et al. (No. 1:26-cv-02126-AJB-DJS)) against the Company and certain of its current and former officers and directors. This lawsuit asserts claims under Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 and Rule 10b-5 on behalf of a purported class of Gildan shareholders. The complaint generally alleges the defendants made materially false and misleading statements regarding Gildan’s sales and revenue recognition practices, projected growth, and related risks, based on allegations in the June 2026 Short Report.

The Company intends to vigorously defend these lawsuits; however, based on the early-stage nature of each such case, the Company cannot predict the outcome of these matters or estimate the possible loss or range of possible loss, if any. The Company has not recorded a provision for the above-referenced matters.

The Company is a party to other claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

The Company records a liability when it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Significant judgment is required to determine both the probability of having incurred a liability and the estimated amount of the liability. The Company reviews these matters at least quarterly and adjusts these liabilities to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other updated information and events, pertaining to a particular case.

QUARTERLY REPORT - Q3 2026 71

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

16. DISAGGREGATION OF REVENUE:
As a result of the Hanes acquisition, the Company has implemented a realignment of its internal sales teams to more closely align with its go-to-market strategy. As a result, effective the first quarter of fiscal 2026, the Company has transitioned from disclosing net sales for Activewear and Innerwear to providing the same information on a Retail and Wholesale basis. Wholesale comprises sales to distributors, screenprinters, embellishers and global lifestyle brand customers. Retail comprises sales to mass merchants, department stores, national chains, specialty retailers, online retailers and directly to consumers.

Net sales by channel were as follows:

	Three months ended		Nine months ended
	September 27, 2026	September 28, 2025	September 27, 2026	September 28, 2025
Wholesale	$734,770	$788,514	$2,056,215	$2,196,284
Retail	731,879	122,053	2,158,852	344,459
	$1,466,649	$910,567	$4,215,067	$2,540,743
The Company recast comparative figures to conform to the current period's presentation.

Net sales were derived from customers located in the following geographic areas:

	Three months ended		Nine months ended
	September 27, 2026	September 28, 2025	September 27, 2026	September 28, 2025
United States	$1,329,258	$819,465	$3,836,957	$2,277,594
Canada	36,667	30,842	104,490	90,807
International	100,724	60,260	273,620	172,342
	$1,466,649	$910,567	$4,215,067	$2,540,743

QUARTERLY REPORT - Q3 2026 72